News Release

Number 4, 2003

Resin Systems Announces Appointment Of Special Advisor For Utility And Hydro Markets

Edmonton, Alberta, January 15, 2003: Resin Systems (RSI) (RS – TSX Venture) announced today that Mr. Paul Giannelia will serve in a key advisory capacity to assist the Company as it moves into the manufacturing of composite poles for the utility and hydro sectors.

In making the announcement, RSI President and CEO Greg Pendura stated, “We are extremely fortunate to have attracted Paul as his talent and expertise are in great demand. His leadership, planning and project management skills are proven and will be of immense benefit to RSI.”

Mr. Giannelia will advise RSI on the establishment of the necessary infrastructure, teams and plans to expedite the Company’s move into the manufacturing and commercialization of composite poles for the power industry.

RSI’s objectives are to have all plans finalized and marketing programs in place by the end of January.

Mr. Giannelia is President and CEO of SC Infrastructure and Strait Crossing Inc. Over the past 30 years he has developed recognized expertise in most aspects of the construction and infrastructure industry.

As President of SC Infrastructure, he was also Project Director for the award winning and internationally recognized $1 billion Confederation Bridge Project linking the provinces of New Brunswick and Prince Edward Island. The privately financed project opened in 1997 after being built on time and within budget.

His company has also undertaken a number of award winning projects including:

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Windward Viaduct, Oahu, Hawaii

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LRT Transit Systems in Calgary, Edmonton and Vancouver

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Oldman River Dam, Alberta

Mr. Giannelia is a graduate of Wilfred Laurier University, Waterloo, Ontario (Economics), holds an Honorary Doctorate Degree in Science (Engineering) from the University of New Brunswick, an Honorary Degrees of Doctor of Laws from the University of Calgary and Wilfred Laurier University.

Mr. Giannelia who was introduced only this past November to RSI’s composite pole plans for the utility and hydro sectors commented, “The technical and commercial fundamentals of our proprietary technology are very sound and rapid market entry and growth will occur.  We are committed to meeting this new market demand for our superior products through the creation of an excellent performing team and the implementation of a solid delivery plan.”

Mr. Giannelia’s full bio plus additional comments on his advisory role at RSI can be viewed at www.howardgroupinc.com.

Resin Systems Inc. is a chemical technology company that is actively engaged in the commercialization and further development of its proprietary line of unique, polyurethane based, composite resin systems under the Version brand name.  RSI's common shares are listed on the TSX Venture Exchange under the trading symbol "RS".

For more information please contact:

Greg Pendura President and Chief Executive Officer Resin Systems Inc. Ph: (780) 482-1953 Fax: (780) 452-8755 Email: greg@resinsystemsinc.com www.resinsystemsinc.com	Grant Howard The Howard Group Inc. Ph: (888) 221-0915 Fax: (403) 237-8387 Email: grant@ howardgroupinc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.